SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________ SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 1) [1]
OPKO Health, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

301610 10 1
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 301610 10 1	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson 22-1024240
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	14,369,938 shares of Common Stock
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	14,369,938 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,369,938 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.0%
12.	Type of Reporting Person	CO

______________________________

The numbers set forth above include shares of Common Stock issuable upon exercise of stock options and warrants to purchase Common Stock.

CUSIP No. 301610 10 1	Page 3 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Johnson & Johnson Development Corporation 22-1024240
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	14,369,938 shares of Common Stock
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	14,369,938 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	14,369,938 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	7.0%
12.	Type of Reporting Person	CO

______________________________

The numbers set forth above include shares of Common Stock issuable upon exercise of stock options and warrants to purchase Common Stock.

CUSIP No. 301610 10 1	Page 4 of 5 Pages

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on April 6, 2007, at which time the name of the Issuer was eXegenics Inc. (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are amended and restated as follows:

ITEM 1(a) -	NAME OF ISSUER:

OPKO Health, Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
4400 Biscayne Blvd., Suite 1180
Miami, Florida 33137

ITEM 4 -	OWNERSHIP:

The numbers set forth below include shares of Common Stock issuable upon exercise of stock options and warrants to purchase Common Stock.

(a) Amount Beneficially Owned:

J&J: 14,369,938 shares of Common Stock

JJDC: 14,369,938 shares of Common Stock

(b) Percent of Class:

J&J: 7.0%

JJDC: 7.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: -0-

(ii) shared power to vote or to direct the vote:

J&J: 14,369,938 shares of Common Stock

JJDC: 14,369,938shares of Common Stock

(iii) sole power to dispose or to direct the disposition of: -0-

(iv) shared power to dispose or to direct the disposition of:

J&J: 14,369,938 shares of Common Stock

JJDC: 14,369,938 shares of Common Stock

CUSIP No. 301610 10 1	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2009

JOHNSON & JOHNSON
By:	/s/ Douglas Chia
Name: Douglas Chia Title: Assistant Secretary
JOHNSON & JOHNSON DEVELOPMENT CORPORATION
By:	/s/ Jayne Zall
Name: Jayne Zall Title: Secretary

-5-